Exhibit 99.1

New management structure AEGON UK

THE HAGUE - In line with AEGON’s strategy, AEGON UK continues to focus on efficient capital management and improving returns on capital. Toward this end, AEGON has created two separate functions within its UK Risk and Finance operations, each with local Management Board level responsibility. The new Risk operation will bring a clear focus on risk, capital management and improving returns. This development will ensure AEGON is prepared for future changes to the regulatory environment in the UK insurance sector.

Mark Laidlaw, AEGON UK’s Chief Financial Officer will take on the new Management Board role of Chief Risk Officer and will lead and develop risk and capital management strategy within AEGON UK.

AEGON has appointed Bill Robertson to the role of Finance Director. Mr. Robertson is currently Chief Actuary for AEGON N.V., a role he has held since 2004. He previously held a succession of senior finance and actuarial roles within AEGON UK.

Both Mark Laidlaw and Bill Robertson will report to AEGON UK chief executive Otto Thoresen.

Commenting on the changes, Otto Thoresen, AEGON UK CEO and a member of AEGON’s Management Board, said, “It is clear that AEGON UK needs to improve return on capital in line with AEGON’s global approach, following the impact of falls in the financial markets. AEGON’s strategy is to improve returns and to de-risk our balance sheet. Creating a new focus on risk and capital management will enable us to achieve these dual goals. With the new management focus, AEGON UK is well placed for the future.”

About AEGON

As an international life insurance, pension and investment company based in

The Hague, AEGON has businesses in over twenty markets in the Americas,

Europe and Asia. AEGON companies employ approximately 29,000 people and have over 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Q3 2009	Full year 2008
Underlying earnings before tax	351 million	1.6 billion
New life sales	484 million	2.6 billion
Gross deposits	6.8 billion	40.8 billion
Revenue generating investments (end of period)	354 billion	332 billion

Notes to editors

Mark Laidlaw was appointed Chief Financial Officer in January 2005, and in this role, led AEGON UK’s finance, actuarial and risk functions. Mark joined AEGON in 1988 and has held a number of key financial roles.

Bill Robertson joins AEGON UK from AEGON N.V. where he was previously Chief Actuary. Prior to that he held a number of senior finance and actuarial roles within AEGON UK. He joined AEGON in 1999.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•     Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•     Changes in the performance of financial markets, including emerging markets, such as with regard to:

•     The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•     The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•     The frequency and severity of insured loss events;

•     Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•     Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•     Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•     Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•     Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•     Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•     Acts of God, acts of terrorism, acts of war and pandemics;

•     Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•     Changes in the policies of central banks and/or governments;

•     Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•     Customer responsiveness to both new products and distribution channels;

•     Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•     Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•     The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.